Exhibit 99.1

JD.com Announces Third Quarter 2017 Results

Beijing, China-—November 13, 2017-—JD.com, Inc. (NASDAQ: JD), China’s largest retailer, today announced its unaudited financial results for the quarter ended September 30, 2017.

Third Quarter 2017 Highlights for Continuing Operations

•                                          Net revenues1 for the third quarter of 2017 were RMB83.7 billion (US$212.6 billion), an increase of 39.2% from the third quarter of 2016.

•                                          Gross profit3 for the third quarter of 2017 was RMB13.0 billion (US$2.0 billion), an increase of 50.3% from the third quarter of 2016. Non-GAAP gross profit4 was RMB12.8 billion (US$1.9 billion), an increase of 51.9% from the same quarter last year.

•                                          Net income from continuing operations attributable to ordinary shareholders for the third quarter of 2017 was RMB1.0 billion (US$0.2 billion), compared to a net loss from continuing operations attributable to ordinary shareholders of RMB0.5 billion for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders5 for the third quarter of 2017 was RMB2.2 billion (US$0.3 billion), an increase of 359% from the third quarter of 2016.

•                                          Diluted EPS and Non-GAAP Diluted EPS. Diluted net income per ADS from continuing operations for the third quarter of 2017 was RMB0.69 (US$0.10), compared to diluted net loss per ADS from continuing operations of RMB0.32 for the third quarter of 2016. Non-GAAP diluted net income per ADS from continuing operations for the third quarter of 2017 was RMB1.52 (US$0.23), as compared to RMB0.33 in the third quarter of 2016.

(1) The financial information and non-GAAP financial information disclosed in this press release is presented on a continuing operations basis, unless otherwise specifically stated.

(2) The U.S. dollar (US$) amounts disclosed in this press release, except for those transaction amounts that were actually settled in U.S. dollars, are presented solely for the convenience of the readers. The conversion of Renminbi (RMB) into US$ in this press release is based on the exchange rate set forth in the H.10 statistical release of the Board of Governors of the Federal Reserve System as of September 29, 2017, which was RMB6.6533 to US$1.00. The percentages stated in this press release are calculated based on the RMB amounts.

(3) The company’s cost of revenues does not include certain costs, such as fulfillment costs related to warehousing and delivery for its direct sales business and staff costs for its marketplace business, its gross profit may not be comparable to those of other companies that may include such costs in cost of revenues and in the calculation of gross profit.

(4) Non-GAAP gross profit is defined as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees and share-based compensation included in cost of revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(5) Non-GAAP net income/(loss) attributable to ordinary shareholders is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from net income/(loss) attributable to ordinary shareholders. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

•                                          Operating cash flow from continuing operations for the twelve months ended September 30, 2017 increased to RMB19.9 billion (US$3.0 billion) from RMB11.4 billion for the twelve months ended September 30, 2016. Free cash flow6 from continuing operations, which excludes the impact from JD Finance related credit products included in the operating cash flow, for the twelve months ended September 30, 2017 was RMB14.6 billion (US$2.2 billion), compared to RMB15.0 billion for the twelve months ended September 30, 2016, as several accretive capital investments took place during the third quarter of 2017.

•                                          Annual active customer accounts increased by 34% to 266.3 million in the twelve months ended September 30, 2017 from 198.7 million in the twelve months ended September 30, 2016.

“We are achieving our mission of bringing China’s consumers the widest selection of top brands and, by far, the highest quality e-commerce experience,” said Richard Liu, Chairman and CEO of JD.com. “We are also building robust product content and enhancing user engagement, as our innovative tools enable brands to execute highly targeted online marketing programs. We look forward to helping more and more merchants and partners leverage JD’s leading open infrastructure to drive efficiency and grow sales.”

“We are very encouraged to see another quarter of solid top line growth with record profitability,” said Sidney Huang, JD.com’s Chief Financial Officer. “The scale economies of our model are becoming clearer with every quarter. Looking ahead, we will continue to prioritize investments in technology and leading R&D talent as we execute on our vision to revolutionize China’s retail industry.”

Recent Business Developments

•                                          In October, JD and Tencent expanded their partnership with the launch of the JD-Tencent Retail Marketing Solution. The initiative integrates insights on consumer behavior from Tencent’s social media platforms with online and offline shopping data from JD and its brand partners to enable more precise target marketing and better understanding of consumer behavior for the brands on JD platform. Consumers will also benefit from this solution, enjoying expanded access to sales promotions and preferred discounts, regardless of whether they are shopping online or in-store. During the past three months, JD.com also formed strategic partnerships with Baidu, Qihoo 360, NetEase, Sogou and iQIYI, leveraging these companies’ powerful big data resources, massive user bases and AI algorithm technologies to strengthen collaboration in precision marketing, user access points and content marketing.

•                                          In the third quarter, JD continued to strengthen its position among top-tier international brands as the most trusted retail platform in China. JD expanded its ongoing partnership with Italian high fashion brand Armani with the opening of official online stores for two additional Armani product lines, Emporio Armani and Armani Exchange. JD Worldwide also worked with several international brands to launch flagship stores, including Spectrum Brands, Reckitt Benckiser and Tiger. Additionally, JD’s newly established Toplife platform attracted marquee brands such as La Perla, Rimowa (LVMH), B&O Play, Trussardi and DYSON to meet strong consumer demand for high-end luxury products.

(6) Free cash flow, a non-GAAP measurement of liquidity, is defined as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress and purchase of intangible assets and land use rights.

•                                          During the third quarter, JD Logistics test launched its first unmanned sortation center, the first of its kind in the logistics industry. JD also signed a series of agreements to lay the groundwork for the rollout of China’s largest and most advanced drone network. As the company expands the capabilities of JD Logistics, it will continue making its technology infrastructure and services available to businesses across a wide range of industries.

•                                          In September, JD Logistics expanded its environmentally friendly logistics and packaging campaign, working together with numerous international and domestic brands including P&G, Nestle, Unilever, LEGO, Kimberly-Clark, Watsons, Erie, Johnson & Johnson, Wrigley, Blue Moon and L’Oreal, among others. Working with these brands, JD seeks to minimize environmental impact by reducing the overall use of packaging materials. JD estimates that the campaign will save billions of cardboard boxes over the next three years.

•                                          In the third quarter, JD enhanced its fresh product offerings to meet strong customer demand. In July, JD launched the Canadian Fresh Food Pavilion, the first country pavilion for fresh products on the JD.com platform. With JD’s advanced cold-chain logistics capabilities, live lobsters from Canada can be delivered to customers’ doorsteps in China in as little as 48 hours. During JD’s Super Canadian Day, 140,000 Canadian lobsters were sold within 24 hours.

•                                          In September, JD.com, JD Finance, Central Group and Provident Capital announced agreements to establish two joint ventures in Thailand covering e-commerce and fintech services with an aggregate investment of $500 million. Under the terms of the agreements, JD.com will provide its extensive expertise in technology, e-commerce and logistics to the joint ventures, while Central Group will leverage its immense retail store network, its wealth of brand and merchant relationships, and its retail behavior insights from its popular loyalty program across both businesses.

•                                          In October, JD and Sam’s Club launched a promotion offering customers discounted bundled memberships for Sam’s Club and JD Plus, JD.com’s membership program. With the introduction of JD Plus over two years ago, JD became the first Chinese e-commerce company to introduce an exclusive paid-for membership service.

•                                          As of October 31, 2017, JD.com’s joint venture, New Dada, had partnered with 146 Walmart stores and 301 Yonghui stores, among numerous other supermarkets and grocery stores, to provide consumers a premium online fresh grocery shopping experience with one-hour home delivery. New Dada is China’s largest crowdsourcing logistics provider and O2O grocery platform.

•                                          During the third quarter, JD expanded its leadership position in fulfillment capabilities among China’s e-commerce companies. As of September 30, 2017, JD.com operated 405 warehouses covering an aggregate gross floor area of approximately 9 million square meters in China. JD Logistics also provides scheduled delivery service in 250 Chinese cities, allowing customers to choose a convenient 2-hour delivery window in which to receive their goods.

•                                          JD.com had approximately 160,000 merchants on its online marketplace, and a total of 137,975 full-time employees as of September 30, 2017.

Third Quarter 2017 Financial Results

Net Revenues.  For the third quarter of 2017, JD.com reported net revenues of RMB83.7 billion (US$12.6 billion), representing a 39.2% increase from the same period in 2016. Net revenues from online direct sales increased by 38.5%, while net revenues from services and others increased by 46.2% in the third quarter of 2017, as compared to the third quarter of 2016.

Cost of Revenues.  Cost of revenues increased by 37.3% to RMB70.8 billion (US$10.6 billion) in the third quarter of 2017 from RMB51.5 billion in the third quarter of 2016. This increase was primarily due to the growth of the company’s online direct sales business, the traffic acquisition costs directly related to the online marketing services provided to merchants and suppliers, as well as the costs related to the logistics services provided to merchants and other partners.

Fulfillment Expenses.  Fulfillment expenses, which primarily include procurement, warehousing, delivery, customer service and payment processing expenses, increased by 40% to RMB6.4 billion (US$1.0 billion) in the third quarter of 2017 from RMB4.5 billion in the third quarter of 2016. Fulfillment expenses as a percentage of net revenues was 7.6%, compared to 7.5% in the same period last year.

Marketing Expenses.  Marketing expenses increased by 55% to RMB3.3 billion (US$0.5 billion) in the third quarter of 2017 from RMB2.1 billion in the third quarter of 2016.

Technology and Content Expenses.  Technology and content expenses increased by 43% to RMB1.8 billion (US$0.3 billion) in the third quarter of 2017 from RMB1.2 billion in the third quarter of 2016.

General and Administrative Expenses.  General and administrative expenses increased by 8% to RMB1.1 billion (US$0.2 billion) in the third quarter of 2017 from RMB1.0 billion in the third quarter of 2016.

Income/(loss) from operations and Non-GAAP income from operations7.  Operating income from continuing operations for the third quarter of 2017 was RMB502.4 million (US$75.5 million), compared to operating loss from continuing operations of RMB234.4 million for the same period last year. Non-GAAP operating income from continuing operations for the third quarter of 2017 was RMB1,472.1 million (US$221.3 million) with a non-GAAP operating margin of 1.8%, as compared to RMB542.3 million in the third quarter of 2016 with a non-GAAP operating margin of 0.9%.

Non-GAAP EBITDA8 from continuing operations for the third quarter of 2017 totaled RMB2.1 billion (US$0.3 billion) with a non-GAAP EBITDA margin of 2.5%, as compared to RMB1.0 billion with a non-GAAP EBITDA margin of 1.7% for the third quarter of 2016.

Net income/(loss) attributable to ordinary shareholders and Non-GAAP Net income attributable to ordinary shareholders.  Net income from continuing operations attributable to ordinary shareholders for the third quarter of 2017 was RMB1.0 billion (US$0.2 billion), compared to net loss from continuing operations attributable to ordinary shareholders of RMB0.5 billion for the same period last year. Non-GAAP net income from continuing operations attributable to ordinary shareholders for the third quarter of 2017 was RMB2.2 billion (US$0.3 billion), an increase of 359% from RMB0.5 billion in the third quarter of 2016.

(7) Non-GAAP income/(loss) from operations is defined to exclude share-based compensation, amortization of intangible assets resulting from acquisitions, and certain other non-cash gain or loss items from income/(loss) from operations. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

(8) Non-GAAP EBITDA is defined as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions, and non-GAAP EBITDA margin is calculated by dividing non-GAAP EBITDA by net revenues. See “Reconciliation of GAAP and Non-GAAP Results” at the end of this press release.

Diluted EPS and Non-GAAP Diluted EPS.  Diluted net income per ADS from continuing operations for the third quarter of 2017 was RMB0.69 (US$0.10), compared to diluted net loss per ADS from continuing operations of RMB0.32 for the third quarter of 2016. Non-GAAP diluted net income per ADS from continuing operations for the third quarter of 2017 was RMB1.52 (US$0.23) as compared to RMB0.33 in the third quarter of 2016.

Cash Flow and Working Capital

As of September 30, 2017, the company’s cash and cash equivalents, restricted cash and short-term investments totaled RMB41.8 billion (US$6.3 billion), an increase of 71% from RMB24.4 billion as of December 31, 2016. For the third quarter of 2017, free cash flow from continuing operations of the company was as follows:

	For the three months ended
	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	USD
	(In thousands)

Net cash provided by/(used in) operating activities from continuing operations	6,402,825	(244,703)	(36,779)
Less: Reduction in JD Finance related credit products included in the operating cash flow	(131,611)	(1,559,382)	(234,377)
Less: Capital expenditures
Land use rights and construction in progress	(496,159)	(5,384,486)	(809,296)
Other CAPEX	(436,274)	(1,812,924)	(272,484)
Free cash flow	5,338,781	(9,001,495)	(1,352,936)

Net cash used in investing activities from continuing operations was RMB4.2 billion (US$0.6 billion) for the third quarter of 2017, consisting primarily of cash paid for capital expenditures of RMB7.2 billion, increases in investment in equity investees and investment securities of RMB2.5 billion, increases in short-term investments of RMB2.3 billion, and partially offset by cash consideration received in respect to JD Finance reorganization of RMB8.6 billion.

In the third quarter 2017, we received the majority of the cash consideration in respect to JD Finance reorganization. As of September 30, 2017, approximately RMB2.5 billion consideration remained receivable, which was received in October 2017.

Net cash used in financing activities from continuing operations was RMB1.5 billion (US$0.2 billion) for the third quarter of 2017, consisting primarily of repayment of nonrecourse securitization debt and short-term borrowings.

For working capital turnover days, see table under “Supplemental Financial Information and Business Metrics.”

Fourth Quarter 2017 Guidance

Net revenues for the fourth quarter of 2017 are expected to be between RMB107 billion and RMB110 billion, representing a growth rate between 35% and 39% compared with the fourth quarter of 2016, excluding the impact from JD Finance for both 2017 and 2016 periods. This forecast reflects JD.com’s current and preliminary expectation, which is subject to change.

Conference Call

JD.com’s management will hold a conference call at 7:30 am, Eastern Time on November 13, 2017, (8:30 pm, Beijing/Hong Kong Time on November 13, 2017) to discuss the third quarter 2017 financial results.

Listeners may access the call by dialing the following numbers:

US Toll Free:	+1-845-675-0437 or +1-866-519-4004
Hong Kong	+852-3018-6771 or 800-906-601
Mainland China	400-6208-038 or 800-8190-121
International	+65-6713-5090
Passcode:	1189318

A telephone replay will be available from 10:30 am, Eastern Time on November 13, 2017 through 07:59 am, Eastern Time on November 21, 2017. The dial-in details are as follows:

US Toll Free:	+1-855-452-5696 or +1-646-254-3697
International	+61-2-8199-0299
Passcode:	1189318

Additionally, a live and archived webcast of the conference call will also be available on the Company’s investor relations website at http://ir.jd.com.

About JD.com, Inc.

JD.com is both the largest e-commerce company in China, and the largest Chinese retailer, by revenue. The company strives to offer consumers the best online shopping experience. Through its user-friendly website, native mobile apps, and WeChat and Mobile QQ entry points, JD offers consumers a superior shopping experience. The company has the largest fulfillment infrastructure of any e-commerce company in China. As of September 30, 2017, JD.com operated 7 fulfillment centers and 405 warehouses covering 2,830 counties and districts across China, staffed by its own employees. JD.com is a member of the NASDAQ100 and a Fortune Global 500 company.

Non-GAAP Measures

In evaluating the business, the company considers and uses non-GAAP measures, such as non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP operating margin, non-GAAP net income/(loss) attributable to ordinary shareholders, non-GAAP net margin, free cash flow, non-GAAP EBITDA, non-GAAP EBITDA margin, non-GAAP net income/(loss) per weighted average number of shares and non-GAAP net income/(loss) per ADS, as supplemental measures to review and assess operating performance. The presentation of these non-GAAP financial measures is not intended to be considered in isolation or as a substitute for the financial information prepared and presented in accordance with accounting principles generally accepted in the United States of America (“U.S. GAAP”). The company defines non-GAAP gross profit as the difference of net revenues and cost of revenue excluding revenue from business cooperation arrangements with equity investees and share-based compensation included in cost of revenues. The company defines non-GAAP income/(loss) from operations as income/(loss) from operations excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees and impairment of goodwill and intangible assets. The company defines non-GAAP net income/(loss) attributable to ordinary shareholders as net income/(loss) attributable to ordinary shareholders excluding share-based compensation, amortization of intangible assets resulting from assets and business acquisitions, revenue from business cooperation arrangements with equity investees, gain on disposals of business, preferred shares redemption value accretion, income from non-compete agreement, reconciling items on the share of equity method investments, net income attributable to mezzanine classified non-controlling interest shareholders, impairment of goodwill, intangible assets and investments. The company defines free cash flow as operating cash flow adding back the impact from JD Finance related credit products included in the operating cash flow and less capital expenditures, which include purchase of property, equipment and software, cash paid for construction in progress, purchase of intangible assets and land use rights. The company defines non-GAAP EBITDA as non-GAAP income/(loss) from operations plus depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions.

The company presents these non-GAAP financial measures because they are used by management to evaluate operating performance and formulate business plans. Non-GAAP gross profit, non-GAAP income/(loss) from operations, non-GAAP net income/(loss) attributable to ordinary shareholders and non-GAAP EBITDA reflect the company’s ongoing business operations in a manner that allows more meaningful period-to-period comparisons. Free cash flow enables management to assess liquidity and cash flow while taking into account the impact from JD Finance related credit products included in the operating cash flow and the demands that the expansion of fulfillment infrastructure and technology platform has placed on financial resources. The company also believes that the use of the non-GAAP financial measures facilitates investors to understand and evaluate the company’s current operating performance and future prospects in the same manner as management does, if they so choose. The company also believes that the non-GAAP financial measures provide useful information to both management and investors by excluding certain expenses, gain/loss and other items that are not expected to result in future cash payments or that are non-recurring in nature or may not be indicative of the company’s core operating results and business outlook.

The non-GAAP financial measures have limitations as analytical tools. The company’s non-GAAP financial measures do not reflect all items of income and expense that affect the company’s operations or not represent the residual cash flow available for discretionary expenditures. Further, these non-GAAP measures may differ from the non-GAAP information used by other companies, including peer companies, and therefore their comparability may be limited. The company compensates for these limitations by reconciling the non-GAAP financial measures to the nearest U.S. GAAP performance measure, all of which should be considered when evaluating performance. The company encourages you to review the company’s financial information in its entirety and not rely on a single financial measure.

CONTACTS:

Investor Relations

Ruiyu Li

Senior Director of Investor Relations

+86 (10) 8912-6805

IR@JD.com

Media

Josh Gartner

VP, International Corporate Affairs

Press@JD.com

Safe Harbor Statement

This announcement contains forward-looking statements. These statements are made under the “safe harbor” provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements can be identified by terminology such as “will,” “expects,” “anticipates,” “future,” “intends,” “plans,” “believes,” “estimates,” “confident” and similar statements. Among other things, the business outlook and quotations from management in this announcement, as well as JD.com’s strategic and operational plans, contain forward-looking statements. JD.com may also make written or oral forward-looking statements in its periodic reports to the U.S. Securities and Exchange Commission (the “SEC”), in its annual report to shareholders, in press releases and other written materials and in oral statements made by its officers, directors or employees to third parties. Statements that are not historical facts, including statements about JD.com’s beliefs and expectations, are forward-looking statements. Forward-looking statements involve inherent risks and uncertainties. A number of factors could cause actual results to differ materially from those contained in any forward-looking statement, including but not limited to the following: JD.com’s growth strategies; its future business development, results of operations and financial condition; its ability to attract and retain new customers and to increase revenues generated from repeat customers; its expectations regarding demand for and market acceptance of its products and services; trends and competition in China’s e-commerce market; changes in its revenues and certain cost or expense items; the expected growth of the Chinese e-commerce market; Chinese governmental policies relating to JD.com’s industry and general economic conditions in China. Further information regarding these and other risks is included in JD.com’s filings with the SEC. All information provided in this press release and in the attachments is as of the date of this press release, and JD.com undertakes no obligation to update any forward-looking statement, except as required under applicable law.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
ASSETS
Current assets
Cash and cash equivalents	15,567,036	21,610,621	3,248,106
Restricted cash	2,293,640	4,120,373	619,298
Short-term investments	6,548,001	16,058,826	2,413,663
Accounts receivable, net (including JD Baitiao of RMB14.8 billion and RMB17.0 billion as of December 31, 2016 and September 30, 2017, respectively)(1)	16,141,007	18,307,832	2,751,692
Advance to suppliers	257,117	675,949	101,596
Inventories, net	28,909,425	36,310,132	5,457,462
Prepayments and other current assets	5,987,103	7,833,004	1,177,312
Amount due from related parties	9,074,275	18,731,802	2,815,415
Assets held for sale	22,154,494	—	—
Total current assets	106,932,098	123,648,539	18,584,544
Non-current assets
Property, equipment and software, net	7,023,409	9,972,630	1,498,900
Construction in progress	1,992,123	2,856,806	429,382
Intangible assets, net	8,310,657	6,993,845	1,051,184
Land use rights, net	2,447,511	6,829,793	1,026,527
Goodwill	6,527,019	6,533,920	982,057
Investment in equity investees	14,628,786	17,554,471	2,638,461
Investment securities	1,059,632	1,862,014	279,863
Other non-current assets (including JD Baitiao of RMB0.8 billion and RMB1.2 billion as of December 31, 2016 and September 30, 2017, respectively)(1)	2,223,672	2,281,343	342,890
Amount due from related parties	1,896,200	1,896,200	285,001
Assets held for sale	7,332,411	—	—
Total non-current assets	53,441,420	56,781,022	8,534,265
Total assets	160,373,518	180,429,561	27,118,809

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$
LIABILITIES
Current liabilities
Short-term borrowings	1,878,286	1,000,000	150,301
Nonrecourse securitization debt(1)	9,231,101	11,302,787	1,698,824
Accounts payable	46,035,884	67,596,442	10,159,837
Advances from customers	11,466,334	15,255,657	2,292,946
Deferred revenues	1,138,426	1,429,200	214,811
Taxes payable	565,288	449,397	67,545
Amount due to related parties	154,924	30,008	4,510
Accrued expenses and other current liabilities	10,512,590	13,236,738	1,989,500
Liabilities held for sale	23,757,403	—	—
Total current liabilities	104,740,236	110,300,229	16,578,274
Non-current liabilities
Deferred revenues	2,104,461	1,478,449	222,213
Nonrecourse securitization debt(1)	2,318,389	9,056,938	1,361,270
Unsecured senior notes	6,831,012	6,545,342	983,774
Deferred tax liabilities	907,356	860,757	129,373
Other non-current liabilities	440,670	362,318	54,457
Liabilities held for sale	1,811,611	—	—
Total non-current liabilities	14,413,499	18,303,804	2,751,087
Total liabilities	119,153,735	128,604,033	19,329,361

JD.com, Inc.

Unaudited Interim Condensed Consolidated Balance Sheets

(In thousands)

	As of
	December 31, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$

Redeemable non-controlling interests held for sale	7,056,921	—	—

SHAREHOLDERS’ EQUITY
Total JD.com, Inc. shareholders’ equity (US$0.00002 par value, 100,000,000 shares authorized, 2,938,709 shares issued and 2,847,927 shares outstanding as of September 30, 2017)	33,892,900	51,496,514	7,739,997
Non-controlling interests	269,962	329,014	49,451
Total shareholders’ equity	34,162,862	51,825,528	7,789,448
Total liabilities, redeemable non-controlling interests and shareholders’ equity	160,373,518	180,429,561	27,118,809

(1) Due to certain existing contractual arrangement, the company will remain as the legal owner of the existing consumer credit (known as JD Baitiao) receivables, while JD Finance will continue to perform the credit risk assessment services for the individuals and purchase the over-due receivables from the company at carrying value to absorb the risks and obtain the rewards from JD Baitiao business. The company also facilitated JD Finance in various asset-backed securitization (“ABS”) to raise fund to support the JD Baitiao business. JD Finance will act as the servicer of the ABS and will also subscribe to the subordinate tranche. Due to the company’s continuing involvement right in ABS under the historical arrangement, the company cannot derecognize the existing Baitiao receivables through ABS under U.S. GAAP. In the fourth quarter of 2017, the company revised certain structural arrangements for the issuance of ABS to relinquish its continuing involvement right, so the company will be able to derecognize the Baitiao receivables through the new ABS plan going forward. As a result, the balances of Baitiao receivables are expected to reduce gradually in the future with the adoption of the new ABS plan, and nonrecourse securitization debt will gradually reduce upon the settlement of the original ABS plan.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$
Net revenues
Online direct sales	55,195,489	76,466,266	11,492,983	165,009,328	231,677,728	34,821,476
Services and others	4,978,236	7,279,992	1,094,193	13,869,491	20,488,692	3,079,478
Total net revenues	60,173,725	83,746,258	12,587,176	178,878,819	252,166,420	37,900,954

Operating expenses(2)(3)
Cost of revenues	(51,537,518)	(70,763,508)	(10,635,851)	(154,364,119)	(215,711,390)	(32,421,714)
Fulfillment	(4,540,077)	(6,373,789)	(957,989)	(13,095,772)	(17,905,031)	(2,691,150)
Marketing	(2,132,554)	(3,300,107)	(496,011)	(6,643,977)	(10,174,781)	(1,529,283)
Technology and content	(1,229,353)	(1,756,050)	(263,937)	(3,271,965)	(4,591,501)	(690,109)
General and administrative	(968,645)	(1,050,418)	(157,879)	(2,416,161)	(3,022,992)	(454,360)
Total operating expenses	(60,408,147)	(83,243,872)	(12,511,667)	(179,791,994)	(251,405,695)	(37,786,616)
Income/(loss) from operations	(234,422)	502,386	75,509	(913,175)	760,725	114,338
Other income/(expenses)
Share of results of equity investees	(468,599)	(477,077)	(71,705)	(1,712,860)	(1,369,766)	(205,878)
Interest income, net	120,460	521,317	78,355	361,640	1,037,384	155,920
Others, net	97,209	484,711	72,853	1,561,687	643,868	96,774
Income/(loss) before tax	(485,352)	1,031,337	155,012	(702,708)	1,072,211	161,154
Income tax expenses	(2,182)	(53,177)	(7,993)	(65,783)	(126,593)	(19,027)
Net income/(loss) from continuing operations	(487,534)	978,160	147,019	(768,491)	945,618	142,127
Net income/(loss) from discontinued operations, net of tax	(320,407)	—	—	(1,038,788)	6,915	1,039
Net income/(loss)	(807,941)	978,160	147,019	(1,807,279)	952,533	143,166
Net loss from continuing operations attributable to non-controlling interests shareholders	(20,161)	(36,130)	(5,430)	(29,427)	(80,434)	(12,089)
Net loss from discontinued operations attributable to non-controlling interests shareholders	—	—	—	(2,369)	(5,030)	(756)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	133,810	—	—	308,208	281,021	42,238
Net income/(loss) from continuing operations attributable to ordinary shareholders	(467,373)	1,014,290	152,449	(739,064)	1,026,052	154,216
Net loss from discontinued operations attributable to ordinary shareholders	(454,217)	—	—	(1,344,627)	(269,076)	(40,443)
Net income/(loss) attributable to ordinary shareholders	(921,590)	1,014,290	152,449	(2,083,691)	756,976	113,773

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$
(2) Includes share-based compensation expenses as follows:
Cost of revenues	(4,908)	(7,235)	(1,087)	(12,046)	(16,551)	(2,488)
Fulfillment	(94,195)	(115,632)	(17,380)	(239,340)	(312,170)	(46,920)
Marketing	(23,812)	(38,079)	(5,723)	(64,070)	(97,541)	(14,661)
Technology and content	(134,648)	(185,138)	(27,826)	(337,548)	(477,866)	(71,824)
General and administrative	(299,246)	(388,160)	(58,341)	(792,660)	(1,113,532)	(167,365)
(3) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(41,846)	(40,678)	(6,114)	(50,785)	(122,895)	(18,471)
Marketing	(307,759)	(307,759)	(46,257)	(914,455)	(913,290)	(137,269)
Technology and content	(20,923)	(20,661)	(3,105)	(25,248)	(61,983)	(9,316)
General and administrative	(77,314)	(77,314)	(11,620)	(170,709)	(230,460)	(34,638)

Net income/(loss) per share:
Basic
Continuing operations	(0.16)	0.36	0.05	(0.26)	0.36	0.05
Discontinued operations	(0.16)	—	—	(0.48)	(0.09)	(0.01)
Net income/(loss) per share	(0.32)	0.36	0.05	(0.75)	0.27	0.04
Diluted
Continuing operations	(0.16)	0.35	0.05	(0.26)	0.35	0.05
Discontinued operations	(0.16)	—	—	(0.48)	(0.09)	(0.01)
Net income/(loss) per share	(0.32)	0.35	0.05	(0.75)	0.26	0.04

Net income/(loss) per ADS:
Basic
Continuing operations	(0.32)	0.71	0.11	(0.53)	0.72	0.11
Discontinued operations	(0.32)	—	—	(0.96)	(0.19)	(0.03)
Net income/(loss) per ADS	(0.64)	0.71	0.11	(1.49)	0.53	0.08
Diluted
Continuing operations	(0.32)	0.69	0.10	(0.53)	0.71	0.11
Discontinued operations	(0.32)	—	—	(0.96)	(0.19)	(0.03)
Net income/(loss) per ADS	(0.64)	0.69	0.10	(1.49)	0.52	0.08

JD.com, Inc.

Unaudited Non-GAAP Net Income Per ADS from Continuing Operations

(In thousands, except per share data)

	For the three months ended			For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$

Non-GAAP net income from continuing operations attributable to ordinary shareholders	484,073	2,220,602	333,759	1,288,715	4,519,082	679,223

Weighted average number of shares:
Basic	2,879,201	2,847,511	2,847,511	2,794,933	2,843,363	2,843,363
Diluted	2,879,201	2,924,929	2,924,929	2,794,933	2,907,204	2,907,204
Diluted (Non-GAAP)	2,915,213	2,924,929	2,924,929	2,844,995	2,907,204	2,907,204

Non-GAAP net income from continuing operations per ADS(4):
Basic	0.34	1.56	0.23	0.92	3.18	0.48
Diluted	0.33	1.52	0.23	0.91	3.11	0.47

(4) Non-GAAP basic net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares outstanding during the periods. Non-GAAP diluted net income/(loss) per share is calculated by dividing non-GAAP net income/(loss) attributable to ordinary shareholders by the weighted average number of ordinary shares and dilutive potential ordinary shares outstanding during the periods, including the dilutive effect of share-based awards as determined under the treasury stock method. Non-GAAP net income/(loss) per ADS is equal to non-GAAP net income/(loss) per share multiplied by two.

JD.com, Inc.

Unaudited Interim Condensed Consolidated Statements of Cash Flows and Free Cash Flow

(In thousands)

	For the three months ended			For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$

Net cash provided by/(used in) continuing operating activities	6,402,825	(244,703)	(36,779)	13,501,830	23,423,727	3,520,618
Net cash provided by/(used in) discontinued operating activities	187,645	—	—	(1,751,412)	(2,485,741)	(373,610)
Net cash provided by/(used in) operating activities	6,590,470	(244,703)	(36,779)	11,750,418	20,937,986	3,147,008
Net cash used in continuing investing activities	(10,038,098)	(4,178,543)	(628,041)	(12,370,475)	(25,933,878)	(3,897,897)
Net cash used in discontinued investing activities	(10,987,594)	—	—	(21,340,265)	(15,772,855)	(2,370,682)
Net cash used in investing activities	(21,025,692)	(4,178,543)	(628,041)	(33,710,740)	(41,706,733)	(6,268,579)
Net cash provided by/(used in) continuing financing activities	(6,490,973)	(1,546,127)	(232,385)	6,514,399	8,981,511	1,349,933
Net cash provided by discontinued financing activities	9,350,824	—	—	21,998,595	14,054,620	2,112,428
Net cash provided by/(used in) financing activities	2,859,851	(1,546,127)	(232,385)	28,512,994	23,036,131	3,462,361
Effect of exchange rate changes on cash and cash equivalents	28,329	(274,981)	(41,329)	418,055	(428,458)	(64,397)
Net increase/(decrease) in cash and cash equivalents	(11,547,042)	(6,244,354)	(938,534)	6,970,727	1,838,926	276,393
Cash and cash equivalents at beginning of period	36,381,637	27,854,975	4,186,640	17,863,868	19,771,695	2,971,713
Cash and cash equivalents at end of period	24,834,595	21,610,621	3,248,106	24,834,595	21,610,621	3,248,106
Less: Cash and cash equivalents of held for sale	2,794,330	—	—	2,794,330	—	—
Cash and cash equivalents of continuing operations at end of period	22,040,265	21,610,621	3,248,106	22,040,265	21,610,621	3,248,106

Reconciliation of GAAP and Non-GAAP measures:
Net cash provided by/(used in) operating activities from continuing operations	6,402,825	(244,703)	(36,779)	13,501,830	23,423,727	3,520,618
Add/(less): Impact from JD Finance related credit products included in the operating cash flow	(131,611)	(1,559,382)	(234,377)	5,177,620	2,584,595	388,468
Less: Capital expenditures
Land use rights and construction in progress	(496,159)	(5,384,486)	(809,296)	(1,307,527)	(6,675,136)	(1,003,282)
Other CAPEX	(436,274)	(1,812,924)	(272,484)	(1,630,457)	(2,490,803)	(374,371)
Free cash flow	5,338,781	(9,001,495)	(1,352,936)	15,741,466	16,842,383	2,531,433

JD.com, Inc.

Supplemental Financial Information and Business Metrics

	Q1 2016	Q2 2016	Q3 2016	Q4 2016	Q1 2017	Q2 2017	Q3 2017

Free cash flow - trailing twelve months (“TTM”) (in RMB billions)	4.4	9.2	15.0	13.5	17.3	28.9	14.6
Inventory turnover days(5) — TTM	36.8	38.0	37.3	37.6	36.7	36.3	36.9
Accounts payable turnover days(6) — TTM	45.7	49.2	51.5	52.0	52.3	56.2	58.4
Accounts receivable turnover days(7) — TTM	1.3	1.3	1.2	1.3	1.2	1.2	1.3
GMV(8) (in RMB billions)	178.6	228.9	228.6	303.0	253.2	335.3	302.5
Annual active customer accounts(9) (in millions)	169.1	188.1	198.7	226.6	236.5	258.3	266.3

(5) Inventory turnover days are the quotient of average inventory over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days.

(6) Accounts payable turnover days are the quotient of average accounts payable over five quarter ends to total cost of revenues for the last twelve months and then multiplied by 360 days. Presented are the accounts payable turnover days for the online direct sales business.

(7) Accounts receivable turnover days are the quotient of average accounts receivable over five quarter ends to total net revenues of the last twelve months and then multiplied by 360 days. Presented are the accounts receivable turnover days excluding the impact from JD Baitiao.

(8) GMV is defined as the total value of all orders for products and services placed in the company’s online direct sales business and on the company’s online marketplaces, regardless of whether the goods are sold or delivered or whether the goods are returned. GMV includes orders placed on our websites and mobile apps as well as orders placed on third-party websites and mobile apps that are fulfilled by us or by our third-party merchants. GMV includes shipping charges paid by buyers to sellers and excludes certain transactions over certain amounts that are comparable to the disclosed parameters in GMV definition by our major industry peer.

(9) Annual active customer accounts are customer accounts that made at least one purchase during the twelve months ended on the respective dates, whether through online direct sales or online marketplaces.

JD.com, Inc.

Unaudited Historical Selected Financial Data(12)

(In thousands)

	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
	RMB	RMB	RMB

Net revenues
Online direct sales	108,561,762	167,936,020	237,943,632
Services and others	6,380,431	13,106,280	20,346,315
Total net revenues	114,942,193	181,042,300	258,289,947

Operating expenses(10)(11)
Cost of revenues	(102,533,636)	(158,960,400)	(222,934,637)
Fulfillment	(7,226,957)	(12,367,030)	(18,559,691)
Marketing	(3,939,212)	(7,232,717)	(10,158,686)
Technology and content	(1,613,183)	(2,902,033)	(4,452,708)
General and administrative	(5,070,153)	(2,187,890)	(3,435,878)
Impairment of goodwill and intangible assets related to Paipai.com	—	(2,750,129)	—
Total operating expenses	(120,383,141)	(186,400,199)	(259,541,600)
Loss from operations	(5,440,948)	(5,357,899)	(1,251,653)
Other income/(expenses)
Share of results of equity investees	—	(2,852,677)	(2,781,909)
Interest income, net	637,726	600,411	608,285
Others, net	214,485	(145,807)	1,543,376
Loss before tax	(4,588,737)	(7,755,972)	(1,881,901)
Income tax benefits/(expenses)	(13,610)	14,646	(166,391)
Net loss from continuing operations	(4,602,347)	(7,741,326)	(2,048,292)
Net loss from discontinued operations, net of tax	(394,011)	(1,376,180)	(1,365,432)
Net loss	(4,996,358)	(9,117,506)	(3,413,724)

JD.com, Inc.

Unaudited Historical Selected Financial Data(12)

(In thousands)

	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
	RMB	RMB	RMB

Net loss from continuing operations attributable to non-controlling interests shareholders	—	(9,566)	(47,848)
Net loss from discontinued operations attributable to non-controlling interests shareholders	—	—	(3,743)
Net income from discontinued operations attributable to mezzanine classified non-controlling interests shareholders	—	—	444,657
Preferred shares redemption value accretion from continuing operations	7,957,640	—	—
Net loss from continuing operations attributable to ordinary shareholders	(12,559,987)	(7,731,760)	(2,000,444)
Net loss from discontinued operations attributable to ordinary shareholders	(394,011)	(1,376,180)	(1,806,346)
Net loss attributable to ordinary shareholders	(12,953,998)	(9,107,940)	(3,806,790)

Non-GAAP net income from continuing operations attributable to ordinary shareholders	721,259	399,805	2,068,404

(10) Includes share-based compensation expenses as follows:
Cost of revenues	(2,877)	(7,529)	(17,485)
Fulfillment	(119,477)	(164,162)	(332,383)
Marketing	(23,508)	(47,510)	(87,261)
Technology and content	(74,209)	(208,898)	(470,234)
General and administrative	(4,006,656)	(648,187)	(1,154,069)
(11) Includes amortization of intangible assets resulting from assets and business acquisitions as follows:
Fulfillment	(7,908)	(9,564)	(92,631)
Marketing	(924,737)	(1,225,318)	(1,222,214)
Technology and content	(18,591)	(23,748)	(45,909)
General and administrative	(145,643)	(180,118)	(248,023)

(12) The above unaudited selected financial data of prior periods are presented to reflect the results of JD Finance deconsolidation and JD Logistics cost reclassification. As of June 30, 2017, JD Finance has been deconsolidated from the company as a result of the reorganization, principal terms of which were previously announced. Accordingly, JD Finance’s historical financial results for periods prior to July 1, 2017 are reflected in the company’s consolidated financial statements as discontinued operations. In April 2017, the company established JD Logistics, a new business group under JD.com, which leverages the company’s advanced technology and logistics expertise to provide logistics services to businesses across a wide range of industries. As JD Logistics has changed from supporting the overall JD platform to an independently operated business unit, cost related to the logistics services provided to merchants and other third parties are reclassified from fulfillment expenses to cost of revenues. The amount of fulfillment expenses that has been reclassified to conform to the current period financial statement presentation were RMB0.8 billion, RMB1.7 billion and RMB2.6 billion for the years ended December 31, 2014, 2015, and 2016, respectively.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$

Net revenues from continuing operations	60,173,725	83,746,258	12,587,176	178,878,819	252,166,420	37,900,954
Less: Cost of revenues from continuing operations	(51,537,518)	(70,763,508)	(10,635,851)	(154,364,119)	(215,711,390)	(32,421,714)
Gross profit	8,636,207	12,982,750	1,951,325	24,514,700	36,455,030	5,479,240
Less: Revenue from business cooperation arrangements with equity investees	(227,966)	(210,970)	(31,709)	(649,648)	(625,569)	(94,024)
Add: Share-based compensation included in cost of revenues	4,908	7,235	1,087	12,046	16,551	2,488
Non-GAAP gross profit	8,413,149	12,779,015	1,920,703	23,877,098	35,846,012	5,387,704

Income/(loss) from operations from continuing operations	(234,422)	502,386	75,509	(913,175)	760,725	114,338
Reversal of: Revenue from business cooperation arrangements with equity investees	(227,966)	(210,970)	(31,709)	(649,648)	(625,569)	(94,024)
Add: Share-based compensation	556,809	734,244	110,357	1,445,664	2,017,660	303,258
Add: Amortization of intangible assets resulting from assets and business acquisitions	447,842	446,412	67,096	1,161,197	1,328,628	199,694
Non-GAAP income from operations from continuing operations	542,263	1,472,072	221,253	1,044,038	3,481,444	523,266
Add: Depreciation and amortization excluding amortization of intangible assets resulting from assets and business acquisitions	479,320	641,143	96,365	1,302,912	1,681,287	252,700
Non-GAAP EBITDA from continuing operations	1,021,583	2,113,215	317,618	2,346,950	5,162,731	775,966

Total net revenues from continuing operations	60,173,725	83,746,258	12,587,176	178,878,819	252,166,420	37,900,954

Non-GAAP operating margin from continuing operations	0.9%	1.8%	1.8%	0.6%	1.4%	1.4%

Non-GAAP EBITDA margin from continuing operations	1.7%	2.5%	2.5%	1.3%	2.0%	2.0%

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the three months ended			For the nine months ended
	September 30, 2016	September 30, 2017	September 30, 2017	September 30, 2016	September 30, 2017	September 30, 2017
	RMB	RMB	US$	RMB	RMB	US$

Net income/(loss) from continuing operations attributable to ordinary shareholders	(467,373)	1,014,290	152,449	(739,064)	1,026,052	154,216
Add: Share-based compensation	556,809	734,244	110,357	1,445,664	2,017,660	303,258
Add: Amortization of intangible assets resulting from assets and business acquisitions	447,842	446,412	67,096	1,161,197	1,328,628	199,694
Add: Reconciling items on the share of equity method investments(13)	157,048	239,816	36,045	332,351	693,257	104,197
Add: Impairment of goodwill, intangible assets, and investments	37,559	16,666	2,505	998,787	139,823	21,016
Reversal of: Gain on disposal of JD Daojia	—	—	—	(1,227,760)	—	—
Reversal of: Revenue from business cooperation arrangements with equity investees	(227,966)	(210,970)	(31,709)	(649,648)	(625,569)	(94,024)
Reversal of: Income from non-compete agreement	(19,846)	(19,856)	(2,984)	(32,812)	(60,769)	(9,134)
Non-GAAP net income from continuing operations attributable to ordinary shareholders	484,073	2,220,602	333,759	1,288,715	4,519,082	679,223

Total net revenues from continuing operations	60,173,725	83,746,258	12,587,176	178,878,819	252,166,420	37,900,954

Non-GAAP net margin from continuing operations	0.8%	2.7%	2.7%	0.7%	1.8%	1.8%

(13) For the third quarter of 2017, the reconciling items on the share of equity method investments included the impact of share-based compensation of RMB28.4 million, amortization of intangible assets resulting from assets and business acquisitions of RMB89.1 million, share of amortization of equity investments’ intangibles not on their books of RMB23.1 million, and net income attributable to mezzanine equity holder of RMB99.2 million. Earning from equity method investments in publicly listed companies and certain privately held companies is recorded one quarter in arrears.

JD.com, Inc.

Unaudited Reconciliation of GAAP and Non-GAAP Results

(In thousands, except percentage data)

	For the year ended
	December 31, 2014	December 31, 2015	December 31, 2016
	RMB	RMB	RMB

Net loss from continuing operations attributable to ordinary shareholders	(12,559,987)	(7,731,760)	(2,000,444)
Add: Share-based compensation	4,226,727	1,076,286	2,061,432
Add: Amortization of intangible assets resulting from assets and business acquisitions	1,096,879	1,438,748	1,608,777
Add: Reconciling items on the share of equity method investments	—	174,102	539,325
Add: Impairment of goodwill, intangible assets, and investments	—	5,946,878	1,959,746
Reversal of: Revenue from business cooperation arrangements with equity investees	—	(504,449)	(819,486)
Reversal of: Gain on disposal of JD Daojia	—	—	(1,227,760)
Reversal of: Income from non-compete agreement	—	—	(53,186)
Add: Preferred shares redemption value accretion	7,957,640	—	—
Non-GAAP net income from continuing operations attributable to ordinary shareholders	721,259	399,805	2,068,404

Total net revenues from continuing operations	114,942,193	181,042,300	258,289,947

Non-GAAP net margin from continuing operations	0.6%	0.2%	0.8%